



08025422

## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-39356 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2007___ AND ENDING___December 31, 2007___
                MM/DD/YY              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wedgewood Partners, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM ..D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9909 Clayton Road
_____
(No. and Street)

| St. Louis | Missouri | 63124 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders, Minkler, & Diehl, LLP
_____
(Name – *if individual, state last, first, middle name*)

| 705 Olive Street 10th Floor | St. Louis | Missouri | 63101 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

PROCESSED

MAR 04 2008

THOMSON FINANCIAL

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



## OATH OR AFFIRMATION

I, __Anthony L. Guerrerio_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Wedgewood Partners, Inc._____ , as of __December 31_____ , 20 __07____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE.

_____
_____
_____
_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# Contents

## Wedgewood Partners, Inc.
## STATEMENT OF FINANCIAL CONDITION
December 31, 2007

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 745,963 |
| Marketable securities | | 6,027 |
| Deposit with clearing organization | | 108,937 |
| Receivable from clearing organization | | 39,628 |
| Equipment and leasehold improvements, | | |
| net of accumulated depreciation and amortization | | 198,054 |
| | | |
| Total Assets | $ | 1,098,609 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---:|
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 36,084 |
| Income taxes payable | | 29,009 |
| Deferred income taxes, net | | 21,800 |
| Total Liabilities | | 86,893 |
| | | |
| Stockholders' Equity | | |
| Common stock, $1 par value, authorized 150,000 shares, | | |
| issued and outstanding 110,909 shares | | 110,909 |
| Additional paid-in capital | | 673,475 |
| Retained earnings | | 227,332 |
| Total Stockholders' Equity | | 1,011,716 |
| | | |
| Total Liabilities and Stockholders' Equity | $ | 1,098,609 |


Wedgewood Partners, Inc.
**STATEMENT OF INCOME**
For The Year Ended December 31, 2007


| | | |
|---|---|---:|
| **REVENUES** | | |
| Commissions | $ | 334,263 |
| Investment company shares | | 101,032 |
| Investment advisory fees | | 3,737,021 |
| Interest and dividends | | 158,587 |
| Other income | | 68,405 |
| | | 4,399,308 |
| | | |
| **EXPENSES** | | |
| Employee compensation and benefits | | 3,382,851 |
| Data communication expenses | | 219,836 |
| Operating expenses | | 407,510 |
| Occupancy expenses | | 172,938 |
| Clearance fees | | 105,274 |
| Other expenses | | 755 |
| | | 4,289,164 |
| | | |
| INCOME BEFORE BENEFIT FOR INCOME TAXES | | 110,144 |
| BENEFIT OF INCOME TAXES | | (12,686) |
| NET INCOME | $ | 122,830 |

---

Wedgewood Partners, Inc.
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**
For The Year Ended December 31, 2007

| | Common Stock | | Additional | | |
| | Number of Shares | Amount of Stock | Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2006 | 110,909 | $ 110,909 | $ 673,475 | $ 104,502 | $ 888,886 |
| Net income | - | - | - | 122,830 | 122,830 |
| Balance, December 31, 2007 | 110,909 | $ 110,909 | $ 673,475 | $ 227,332 | $ 1,011,716 |

See acccompanying notes to financial statements

## Wedgewood Partners, Inc.
## STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2007

| | | |
|---|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ | 122,830 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | | 59,072 |
| Deferred income taxes | | (26,700) |
| (Increase) decrease in assets: | | |
| Marketable securities | | 492,253 |
| Deposit with clearing organization | | 1,907 |
| Receivable from clearing organization | | (346) |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | | (6,545) |
| Income taxes payable | | 5,052 |
| Net Cash Provided by Operating Activities | | 647,523 |
| | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of equipment | | (77,994) |
| Net Cash Used in Investing Activities | | (77,994) |
| | | |
| **INCREASE IN CASH AND CASH EQUIVALENTS** | | 569,529 |
| | | |
| CASH AND CASH EQUIVALENTS, Beginning of year | | 176,434 |
| | | |
| CASH AND CASH EQUIVALENTS, End of year | $ | 745,963 |
| | | |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION** | | |
| | | |
| Cash paid during the year for income taxes | $ | 12,948 |

## A.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

Wedgewood Partners, Inc. (the Company) was incorporated May 25, 1988 with its principal activity being a broker of stocks, bonds, mutual funds and other securities. The Company also provides investment advisory services.  The Company's services are provided primarily in the St. Louis, Missouri metropolitan area.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.   At December 31, 2007, the Company was in compliance with both of the above-stated net capital rules.

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis.  This agreement requires that $100,000 of cash and/or securities be maintained with the broker-dealer. The deposit amount is made up primarily of investments in U.S. government agency obligations at December 31, 2007.

### Cash and Cash Equivalents

The Company considers all temporary cash investments as cash equivalents.  These temporary cash investments are securities held for cash management purposes, having original maturities of three months or less.

Included in cash and cash equivalents at December 31, 2007 is $678,857 which is not covered under FDIC insurance.

### Securities

Securities owned by the Company are considered trading securities, which are held for resale in anticipation of future market movements.  These securities consist of debt securities stated at market value.  The resulting difference between cost and market is included in income.

Securities transactions are recorded on the settlement-date basis.

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Realized gains of $26,706 and unrealized losses of $466 are included in other income on the Statement of Income.

### Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization, computed using straight line and accelerated methods. The assets are depreciated and amortized over the shorter of their lease term or useful lives, which range from 3 to 7 years.

### Investment Advisory Fee Income

The Company provides investment advisory services under contracts with various parties. Advisory fees are based on the net asset value of the assets under management at the beginning of each calendar quarter. Annual fees range from 0.75% to 1.5% of the net asset value of the assets under management.

Fee income is recorded as earned, with billed but not collected amounts reflected as accounts receivable and amounts received but not earned reflected as deferred income.

### Advertising

Advertising costs, which totaled $50,876 for the year ended December 31, 2007, are expensed as incurred and included in operating expenses.

### Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of equipment and leasehold improvements, unrealized gains and losses, and charitable contribution carryovers for financial and income tax reporting. The deferred tax liability represents the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from these estimates.

## B.      EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements consist of:

| | | |
|---|---|---:|
| Leasehold improvements | $ | 178,818 |
| Furniture and equipment | | 330,895 |
| Computer software | | 10,974 |
| Computer hardware | | 9,584 |
| Artwork | | 15,244 |
| | | 545,515 |
| Less: Accumulated depreciation and | | |
| amortization | | 347,461 |
| | $ | 198,054 |

Depreciation and amortization charged against income amounted to $59,072 for the year ended December 31, 2007.

## C.      RETIREMENT PLAN

The Company has a qualified, contributory profit sharing plan covering eligible full-time employees which qualifies under Section 401(k) of the Internal Revenue Code. The plan provides for discretionary and matching contributions by the Company in such amounts as the Board of Directors may annually determine. The Company made contributions of $139,955 in 2007.

## D.      INCOME TAXES

The current and deferred portions of the income tax expense included in the Statement of Income is as follows:

| | | |
|---|---|---:|
| Current | $ | 17,625 |
| Deferred | | (30,311) |
| Total Benefit | $ | (12,686) |

The deferred tax asset and deferred tax liability are shown as a net number on the Statement of Financial Condition as follows:

| | | |
|---|---|---:|
| Deferred tax asset | $ | 23,800 |
| Deferred tax liability | | 45,600 |
| Deferred tax liability, net | $ | 21,800 |

**E.    RISK ASSOCIATED WITH FINANCIAL INSTRUMENTS**

In the normal course of business, the Company's customer and clearing agent clearance activities involve the execution and settlement of various customer security transactions.  These activities may expose the Company to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

**F.    OPERATING LEASES**

The Company leases office space under a non-cancelable operating lease.  The total future minimum rental commitments required under the non-cancelable operating lease are as follows:

| December 31, | | |
|---|---|---|
| 2008 | $ | 115,870 |
| 2009 | | 119,218 |
| 2010 | | 120,444 |
| 2011 | | 50,185 |
| | $ | 405,717 |

Rent expense amounted to $113,585 for the year ended December 31, 2007.

**G.    CONTINGENCY**

The Company has been named as a respondent in an arbitration proceeding before one of their regulatory agencies.  Management believes the allegations are without merit. There is no reasonable estimate of potential loss available at December 31, 2007.

SUPPLEMENTARY INFORMATION
REQUIRED BY
THE SECURITIES AND EXCHANGE COMMISSION

# Wedgewood Partners, Inc.
## Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
Schedule 1
December 31, 2007

| | |
|---|---:|
| Total Stockholders' Equity | $ 1,011,716 |
| Less non-allowable assets: | |
| Equipment and leasehold improvements, net | 198,054 |
| 12b-1 Fees receivable from clearing organization | 1,589 |
| Deferred tax asset | 23,800 |
| Total non-allowable assets | 223,443 |
| Net capital before haircuts on securities positions | 788,273 |
| Haircuts on securities: | |
| Government securities | 342 |
| Equity securities | - |
| Total haircuts on securities | 342 |
| Net Capital | $ 787,931 |
| Aggregate Indebtedness | $ 110,693 |
| Computation of Basic Net Capital Requirement | |
| Minimum dollar net capital requirement | $ 250,000 |
| Excess net capital | $ 537,931 |
| Excess net capital at 1000% (as defined on FOCUS) | $ 776,861 |
| Ratio of aggregate indebtedness to net capital | .14 to 1 |

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA Focus Report.

Wedgewood Partners, Inc.
**EXEMPTIVE PROVISION UNDER RULE 15c3-3**
Schedule 2
December 31, 2007

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities.  All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation For Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating To The Possession or Control Requirement Under Rule 15c3-3" are inapplicable.

## Independent Auditors' Supplementary
## Report on Internal Control

Board of Directors
Wedgewood Partners, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of Wedgewood Partners, Inc. as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Andrew Winkler & Diehl LLP

January 31, 2008

WEDGEWOOD PARTNERS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT



anders minkler & diehl llp

## CPAs + Consultants

## Independent Auditors' Report

Board of Directors
Wedgewood Partners, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Wedgewood Partners, Inc. as of December 31, 2007, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wedgewood Partners, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Anders Minkler & Diehl LLP*

January 31, 2008

# END